EXHIBIT 12.1

National General Holdings Corp.
Computation of Ratio of Earnings to Fixed Charges
(Amounts in Thousands)

	Six Months Ended June 30,	Fiscal Year Ended			Period from March 1, 2010 (inception) to December 31,
	2014	2013	2012	2011	2010
Earnings
Pretax income from continuing operations before adjustment for income or loss from equity investees	$65,967	$52,257	$46,353	$48,655	$140,743
Fixed charges	3,112	2,042	1,787	1,994	1,795
	$69,079	$54,299	$48,140	$50,649	$142,538
Less:
Interest capitalized	$—	$—	$—	$—	$—
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(6)	82	—	14	—
	(6)	82	—	14	—
Total Earnings	$69,085	$54,217	$48,140	$50,635	$142,538

Fixed Charges:
Interest expensed and capitalized, and amortized premiums, discounts and capitalized expenses related to indebtedness	3,112	2,042	1,787	1,994	1,795
Expense of the interest within rental expense(1)	—	—	—	—	—
Total Fixed Charges	$3,112	$2,042	$1,787	$1,994	$1,795
Ratio of Earnings to Fixed Charges	22.20	26.55	26.94	25.39	79.41

(1) Deemed to be immaterial